P.E. 2/11/02

02014872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002.

Savia, S.A. de C.V.
(Translation of registrant's name into English)

Av. Batallon de San Patricio No. 111, Piso 4, Col. Valle Oriente
San Pedro Garza Garcia, N.L. 66269 - MEXICO
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☒ No☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 3412 .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
(Registrant)

Date February 19, 2002

By [signature]
(Signature) *
Bernardo Jimenez
Chief Financial Officer

* Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documentation Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders or each class of securities to which any reporting obligation under Section 13(a) of 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** Quarter: **1** Year: **2001**

SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**60,580,462**	**100**	**63,421,264**	**100**
2	**CURRENT ASSETS**	**37,135,579**	**61**	**35,550,676**	**56**
3	CASH AND SHORT-TERM INVESTMENTS	11,270,880	19	11,140,901	18
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,065,416	3	2,716,063	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	14,745,324	24	13,645,669	22
6	INVENTORIES	5,082,170	8	5,017,633	8
7	OTHER CURRENT ASSETS	3,971,789	7	3,030,410	5
8	**LONG-TERM**	**1,250,797**	**2**	**2,985,232**	**5**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	493,878	1	1,720,727	3
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	756,919	1	1,264,505	2
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**8,399,804**	**14**	**9,079,300**	**14**
13	PROPERTY	6,387,327	11	6,570,389	10
14	MACHINERY AND INDUSTRIAL	2,971,981	5	3,007,862	5
15	OTHER EQUIPMENT	1,520,765	3	1,618,940	3
16	ACCUMULATED DEPRECIATION	2,544,659	4	2,187,686	3
17	CONSTRUCTION IN PROGRESS	64,390	0	69,795	0
18	**DEFERRED ASSETS (NET)**	**13,750,046**	**23**	**15,410,841**	**24**
19	**OTHER ASSETS**	**44,236**	**0**	**395,215**	**1**
20	**TOTAL LIABILITIES**	**42,978,659**	**100**	**41,514,891**	**100**
21	**CURRENT LIABILITIES**	**34,037,134**	**79**	**23,518,591**	**57**
22	SUPPLIERS	544,201	1	1,041,798	3
23	BANK LOANS	9,075,105	21	2,063,318	5
24	STOCK MARKET LOANS	55,828	0	292,117	1
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	24,362,000	57	20,121,358	48
27	**LONG-TERM LIABILITIES**	**1,694,278**	**4**	**12,315,249**	**30**
28	BANK LOANS	742,148	2	9,206,708	22
29	STOCK MARKET LOANS	934,199	2	0	0
30	OTHER LOANS	17,931	0	3,108,541	7
31	**DEFERRED LOANS**	**1,534,134**	**4**	**860,828**	**2**
32	**OTHER LIABILITIES**	**5,713,113**	**13**	**4,820,223**	**12**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**17,601,803**	**100**	**21,906,373**	**100**
34	**MINORITY INTEREST**	**7,842,204**	**45**	**4,839,583**	**22**
35	**MAJORITY INTEREST**	**9,759,599**	**55**	**17,066,790**	**78**
36	**CONTRIBUTED CAPITAL**	**3,817,913**	**22**	**6,144,125**	**28**
37	PAID-IN CAPITAL STOCK (NOMINAL)	7,125	0	7,256	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,458,921	8	1,458,923	7
39	PREMIUM ON SALES OF SHARES	2,351,867	13	4,677,946	21
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**5,941,686**	**34**	**10,922,665**	**50**
42	RETAINED EARNINGS AND CAPITAL RESERVE	11,592,171	66	14,679,692	67
43	REPURCHASE FUND OF SHARES	2,531,220	14	2,819,306	13
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(8,032,861)	(46)	(6,417,461)	(29)
45	NET INCOME FOR THE YEAR	(148,844)	(1)	(158,872)	(1)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**
SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**11,270,880**	**100**	**11,140,901**	**100**
46	CASH	401,166	4	163,631	1
47	SHORT-TERM INVESTMENTS	10,869,714	96	10,977,270	99
18	**DEFERRED ASSETS (NET)**	**13,750,046**	**100**	**15,410,841**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,785,031	20	2,975,050	19
49	GOODWILL	10,965,015	80	12,435,791	81
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**34,037,134**	**100**	**23,518,591**	**100**
52	FOREING CURRENCY LIABILITIES	18,014,973	53	8,854,164	38
53	MEXICAN PESOS LIABILITIES	16,022,161	47	14,664,427	62
24	**STOCK MARKET LOANS**	**55,828**	**100**	**292,117**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	55,828	100	292,117	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**24,362,000**	**100**	**20,121,358**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	3,218,174	13	590,056	3
58	OTHER CURRENT LIABILITIES WITHOUT COST	21,143,826	87	19,531,302	97
27	**LONG-TERM LIABILITIES**	**1,694,278**	**100**	**12,315,249**	**100**
59	FOREING CURRENCY LIABILITIES	440,652	26	12,303,990	100
60	MEXICAN PESOS LIABILITIES	1,253,626	74	11,259	0
29	**STOCK MARKET LOANS**	**934,199**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	934,199	100	0	0
30	**OTHER LOANS**	**17,931**	**100**	**3,108,541**	**100**
63	OTHER LOANS WITH COST	17,931	100	2,646,556	85
64	OTHER LOANS WITHOUT COST	0	0	461,985	15
31	**DEFERRED LOANS**	**1,534,134**	**100**	**860,828**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,534,134	100	860,828	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**5,713,113**	**100**	**4,820,223**	**100**
68	RESERVES	1,102,273	19	1,208,763	25
69	OTHERS LIABILITIES	4,610,840	81	3,611,460	75
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(8,032,861)**	**100**	**(6,417,461)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(8,032,861)	(100)	(6,417,461)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**
SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	3,098,445	12,032,085
73	PENSIONS FUND AND SENIORITY PREMIUMS	1,102,273	1,208,763
74	EXECUTIVES (*)	2,050	2,322
75	EMPLOYERS (*)	7,985	8,301
76	WORKERS (*)	4,823	6,501
77	CIRCULATION SHARES (*)	462,067,659	470,592,934
78	REPURCHASED SHARES (*)	8,525,275	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**
SAVIA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**7,975,291**	**100**	**8,105,555**	**100**
2	COST OF SALES	5,886,893	74	6,060,369	75
3	**GROSS INCOME**	**2,088,398**	**26**	**2,045,186**	**25**
4	OPERATING	1,338,028	17	1,894,963	23
5	**OPERATING INCOME**	**750,370**	**9**	**150,223**	**2**
6	TOTAL FINANCING COST	199,369	2	(54,098)	(1)
7	**INCOME AFTER FINANCING COST**	**551,001**	**7**	**204,321**	**3**
8	OTHER FINANCIAL OPERATIONS	280,999	4	187,717	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**270,002**	**3**	**16,604**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	256,601	3	177,460	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**13,401**	**0**	**(160,856)**	**(2)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**13,401**	**0**	**(160,856)**	**(2)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	(3,542)	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**13,401**	**0**	**(157,314)**	**(2)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**13,401**	**0**	**(157,314)**	**(2)**
19	NET INCOME OF MINORITY INTEREST	162,245	2	1,558	0
20	**NET INCOME OF MAJORITY INTEREST**	**(148,844)**	**(2)**	**(158,872)**	**(2)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**7,975,291**	**100**	**8,105,555**	**100**
21	DOMESTIC	5,838,434	73	5,656,052	70
22	FOREIGN	2,136,857	27	2,449,503	30
23	TRANSLATED INTO DOLLARS (***)	224,453	3	257,293	3
6	**TOTAL FINANCING COST**	**199,369**	**100**	**(54,098)**	**100**
24	INTEREST PAID	309,954	155	390,091	721
25	EXCHANGE LOSSES	41,724	21	0	0
26	INTEREST EARNED	34,742	17	48,273	89
27	EXCHANGE PROFITS	0	0	118,699	219
28	GAIN DUE TO MONETARY POSITION	(117,567)	(59)	(277,217)	(512)
8	**OTHER FINANCIAL OPERATIONS**	**280,999**	**100**	**187,717**	**100**
29	OTHER NET EXPENSES (INCOME) NET	280,756	100	228,410	122
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	243	0	(40,693)	(22)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**256,601**	**100**	**177,460**	**100**
32	INCOME TAX	87,483	34	118,228	67
33	DEFERED INCOME TAX	161,114	63	48,605	27
34	WORKERS' PROFIT SHARING	7,816	3	10,627	6
35	DEFERED WORKERS' PROFIT SHARING	188	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**

SAVIA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	8,033,393	8,149,587
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	30,979,396	31,025,487
39	OPERATION INCOME (**)	(1,982,821)	(302,334)
40	NET INCOME OF MAYORITY INTEREST(**)	(3,058,385)	(1,952,644)
41	NET CONSOLIDATED INCOME (**)	(4,102,823)	(2,092,486)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**
SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**13,401**	**(157,314)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	583,118	508,072
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**596,519**	**350,758**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	3,781,292	1,024,572
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**4,377,811**	**1,375,330**
6	CASH FLOW FROM EXTERNAL FINANCING	60,788	(840,331)
7	CASH FLOW FROM INTERNAL FINANCING	(69)	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**60,719**	**(840,331)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(3,614,761)**	**(57,126)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	823,769	477,873
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,447,111	10,663,028
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	11,270,880	11,140,901

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**
SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**583,118**	**508,072**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	451,926	372,366
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	131,192	135,706
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**3,781,292**	**1,024,572**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	2,323,626	(99,760)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,632,879	281,201
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	563,344	836,741
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(298,012)	(16,354)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(440,545)	22,744
6	**CASH FLOW FROM EXTERNAL FINANCING**	**60,788**	**(840,331)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	431,831
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	244,724	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	10,797	57,567
27	(-) BANK FINANCING AMORTIZATION	(90,111)	(1,107,446)
28	(-) STOCK MARKET AMORTIZATION	(104,622)	(222,283)
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(69)**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(69)	
31	(-) DIVIDENS PAID	0	
32	+ PREMIUM ON SALE OF SHARES	0	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(3,614,761)**	**(57,126)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(25,551)	593,922
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(165,603)	(108,178)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(3,423,607)	(542,870)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**
SAVIA, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.17	%	(1.94)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(31.34)	%	(11.44)	%
3	NET INCOME TO TOTAL ASSETS (**)	(6.77)	%	(3.30)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	877.30	%	(176.22)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.51	times	0.49	times
7	NET SALES TO FIXED ASSETS (**)	3.69	times	3.42	times
8	INVENTORIES ROTATION (**)	6.91	times	6.71	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	20	days	26	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.73	%	10.37	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	70.94	%	65.46	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.44	times	1.90	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	42.94	%	50.97	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	20.17	%	135.64	%
15	OPERATING INCOME TO INTEREST PAID	2.42	times	0.39	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.72	times	0.75	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.09	times	1.51	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.94	times	1.30	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.86	times	0.86	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	33.11	%	47.37	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	7.48	%	4.33	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	47.41	%	12.64	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	14.12	times	3.53	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.11	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(0.11)	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	4.58	%	189.37	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**
SAVIA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (6.58)	$ (4.15)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (9.31)	$ (4.45)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.53	$ 0.15
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.04	$ 0.14
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 21.12	$ 36.27
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	2.06 times	1.61 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(6.56) times	(14.10) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

During the first quarter of 2001, consolidated sales remained relatively unchanged at 7,975 million pesos. Operating income rose four fold to 750 million pesos. Net income amounted 13 million pesos, representing a year-over-year increase of 170 million pesos from the same quarter last year. These results revert the negative trend registered in the previous quarters. Savia reached an initial agreement with its lender banks regarding its bank debt and is currently preparing the final documentation in connection with the terms and conditions of the Company's financial obligations. The Company's assets exceed its bank loans, presenting a strong balance sheet to comply with its financial obligations.

Seguros Comercial America (SCA) posted operating income of 459 million pesos, also reverting the negative trend of the previous quarters. Seguros' performance confirmed the company's market leadership position, reporting outstanding efficiency indicators, comparable with those of world leading insurance companies. The underwriting income was 10.9% and the combined ratio 97.1%.

Seminis, the world's leading fruit and vegetable seed developer, producer and marketer, posted a 12% reduction in operating costs, reflecting the successful ongoing implementation of the company's Global Optimization Plan. Additionally, Seminis advanced in the negotiations with its lender banks and obtained an extension of the modifications and interim waiver agreement until May 22, 2001.

Bionova reported operating income of 26 million pesos for the first quarter of 2001, also reverting the negative trend of previous quarters. The company announced a restructuring of its technology business to reduce cash flow needs and focus on its strategic business areas.

Savia announced the agreement to sell the three subsidiaries of Empaques Ponderosa with proceeds of this transaction available to Savia to be applied to reducing the Company's bank debt.

Net sales for the period amounted to 7,975 million pesos, representing a 2% decline from 8,106 million pesos for the same quarter last year. Foreign currency denominated sales amounted to 3,049 million pesos, or 38% of total consolidated sales. To facilitate the analysis, Savia segregates results in two segments: the industrial and commercial sector (ICS) and the financial services sector (FSS). The ICS includes agrotechnology, packaging and other business operations. The FSS includes Seguros Comercial America (SCA) and its subsidiaries. ICS sales for the quarter amounted to 2,504 million pesos, representing a 16% decline from the year-ago period. SSF sales increased by 7% to 5,471 million pesos.

Consolidated operating income for the quarter reached 750 million pesos, up year-over-year by 400% from 150 million pesos. ICS reported operating income for the period of 291 million pesos, a decline from 395 million pesos last year. This decline resulted mainly from a 94 million pesos reduction in operating income at the agro technology and packaging sectors. FSS reported operating income for the quarter of 459 million pesos, compared with a 244 million pesos loss for the last year's quarter.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Net consolidated income for the quarter amounted to 13 million pesos, compared with a 157 million pesos loss for the same period last year. Majority loss for quarter reached 149 million pesos, or a loss of Ps.0.32 per share (US$0.14 per ADR.)

FSS sales for the first quarter of the year amounted to 5,471 million pesos, a 7% year-over-year increase from 5,114 million pesos. This increase was mainly the outcome of successful marketing and commercial efforts to strengthen the company's leadership, resulting in an increase of the company's share of the market to 28.8%. Operating income for the quarter was 459 million pesos, compared with a loss of 244 million pesos for the first quarter of last year. The company reported outstanding efficiency indicators, comparable with those of world leading insurance companies. The underwriting income, main indicator of the company's strength, was 10.9%, while the combine ratio reached 97.1%.

Seminis' (Nasdaq: SMNS) sales for the first quarter of 2001 amounted to 1,446 million pesos, representing a 21% decline from the same period last year. The year-over-year decline in sales was primarily due to the expected impact of discontinued operations under the Global Optimization Plan and a refocus of the company's sales strategy. In 2000, Seminis focused on expanding market share and consolidating its global leadership in the fruit and vegetable seed industry. The rapid growth, together with the slow integration process, negatively impacted the company's results. This year, Seminis is focused on returning to profitability, controlling operating costs while maintaining its global leadership. As a result of the Global Optimization Plan, operating expenses, including 21 million pesos in non-recurring extraordinary charges, declined year-over-year by 77 million pesos, or by 12%. Operating income for the quarter was 309 million pesos, compared with 456 million pesos for the same period last year.

Sales for the quarter at Bionova (Amex: BVA) were 631 million pesos, representing a 14% year-over-year increase. Operating income for the quarter reached 26 million pesos, up from a loss of 66 million pesos for the same period last year, reverting the negative trend of previous quarters. On April 24, 2001, the company announced a restructuring of its technology business in Oakland. Going forward, the technology group will concentrate on the development of its trait genomics platform and seek new sources of funding and strategic options. The company expects that this initiative will contribute to reduce Bionova's cash flow needs.

Sales for the period at Empaques Ponderosa (BMV: EMPAQ) amounted to 321 million pesos, representing a 17% decline from the 386 million pesos for the same quarter last year. The decline in sales was principally due to the scheduled biannual maintenance of the boxboard equipment and the impact of the strong peso. In addition, the company exported 24% of its boxboard production. Operating income for the first quarter was 57 million pesos, compared with 99 million pesos for the equivalent period last year. The company's results were negatively affected by the increase in energy costs and the pressure exerted by the strong peso on prices.

Savia reached an initial agreement with its lender banks regarding its bank debt and is currently negotiating the final documentation in connection with the terms and conditions of the Company's financial obligations. The Company's

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

assets amply cover its bank loans, presenting a strong balance sheet to comply with its financial obligations.

On April 6, 2001, Empaques Ponderosa reached an agreement with Organizacion Editorial Mexicana (OEM) to sell Cartones Ponderosa, Ecofibras Ponderosa y Ponderfibers Corporation for a total consideration of US$ 285 million. The portion of the proceeds from this transaction available to Savia will be applied to debt payment.

BASES OF PREPARATION OF THE FINANCIAL STATEMENTS:

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THOSE OF SAVIA AND ALL ITS SUBSIDIARIES. THE INDIVIDUAL FINANCIAL STATEMENTS OF SAVIA ARE PREPARED TO COMPLY WITH LEGAL REQUIREMENTS TO WHICH IT IS SUBJECT AS AN INDEPENDENT LEGAL ENTITY; IN THESE FINANCIAL STATEMENTS THE INVESTMENT IN SHARES OF SUBSIDIARIES IS ACCOUNTED FOR BY THE EQUITY METHOD. COMMENCING IN 1999, THE CONSOLIDATED FINANCIAL STATEMENTS REFLECT A COMBINATION OF THE INDUSTRIAL AND COMMERCIAL ACTIVITIES WHICH THE COMPANY HAS TRADITIONALLY CARRIED OUT THROUGH ITS SUBSIDIARIES (AGROTECHNOLOGY, PACKAGING AND OTHER BUSINESSES), AND THE INSURANCE SERVICES RENDERED IN MEXICO, REPRESENTED BY THE SALE OF INSURANCE AND BONDING POLICES, AS WELL AS BY THE FINANCIAL LEASING, FACTORING, WAREHOUSING AND MORTGAGE LOAN OPERATIONS CARRIED OUT BY SCA AND ITS SUBSIDIARIES.

THE FINANCIAL STATEMENTS HAVE BEEN PREPARED ON THE FOLLOWING BASES:

(I) ALL SIGNIFICANT INTER-COMPANY OPERATIONS AND BALANCES HAVE BEEN ELIMINATED IN CONSOLIDATION.

(II) THE PREPARATION OF THE FINANCIAL INFORMATION IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO (MEX-GAPP) REQUIRES THAT MANAGEMENT MAKE ESTIMATES AND ASSUMPTIONS WHICH AFFECT THE FIGURES IN THE BALANCE SHEET AND IN THE STATEMENT OF INCOME FOR THE PERIOD; ACTUAL RESULTS MAY DIFFER FROM THESE ESTIMATES.

(III) THE FINANCIAL STATEMENTS OF ALL CONSOLIDATED ENTITIES HAVE BEEN CONFORMED TO MEX-GAAP.THE SUBSIDIARIES CONSIDERED AS FOREIGN OPERATIONS ORIGINALLY PREPARE THIER FINANCIAL STATEMENTS IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (US-GAAP). THE FINANCIAL STATEMENTS OF SCA ARE ORIGINALLY PREPARED AND ISSUED TO COMPLY WITH THE REGULATION AND ACCOUNTING PRACTICES ESTABLISHED BY THE NATIONAL INSURANCE AND BONDING COMMISSION (NIBC).

(IV) THE COMPANY APPLIES THE ACCOUNTING STANDARDS CONTAINED IN STATEMENT B-10 (RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION), AS AMENDED, AND IN STATEMENT B-15 (TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS), ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. THE PRINCIPAL PROVISIONS OF THESE STANDARDS ARE AS FOLLOWS:

. INVENTORIES AND COST OF SALES FOR EACH OF THE YEARS ARE RESTATED ON THE BASIS OF ESTIMATED REPLACEMENT COSTS. PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION AT EACH YEAR END AND FOR THE YEAR, AND OTHER

NONMONETARY ASSETS, ARE RESTATED BY APPLYING FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI) ISSUED BY BANCO DE MEXICO (THE CENTRAL BANK).

.THE COMPONENTS OF STOCKHOLDERS' EQUITY ARE RESTATED BY THE AMOUNTS NECESSARY TO MAINTAIN THEIR PURCHASING POWER EQUIVALENT IN MEXICAN PESOS, USING FACTORS DERIVED FROM THE NCPI.

.THE CUMULATIVE GAIN OR LOSS FROM HOLDING NONMONETARY ASSETS (THE NET DIFFERENCE BETWEEN CHANGES IN THE NET REPLACEMENT COST, PRIMARILY OF INVENTORIES AND COST OF SALES, AND THE INDEXED HISTORICAL COSTS BASED ON THE NCPI) IS INCLUDED IN STOCKHOLDERS' EQUITY UNDER THE CAPTION "DEFICIT ON RESTATEMENT OF CAPITAL".

.THE PURCHASING POWER GAIN OR LOSS FROM HOLDING MONETARY ITEMS IS INCLUDED IN COMPREHENSIVE FINANCING INCOME (COST).

THE MOST IMPORTANT INDEXES (NCPI) USED TO RECOGNIZE THE EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS WERE: 340.381 AND 317.595 AS OF MARCH 31, 2001 AND 1999, RESPECTIVELY (1994=100). TO RECOGNIZE INFLATION IN OTHER COUNTRIES, MAINLY THE UNITED STATES, INDEXES PUBLISHED BY THE BANCO DE MEXICO WERE USED.

THE ABOVE-MENTIONED STATEMENT B-15 ESTABLISHES RULES FOR THE TRANSLATION OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES CONSIDERED AS FOREIGN ENTITIES, ON THE FOLLOWING BASIS: (I) THE FIGURES OF SUCH SUBSIDIARIES (PREVIOUSLY CONFORMED TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO) ARE RESTATED BY APPLYING THE GENERAL INFLATION INDEX OF THE COUNTRY OF ORIGIN AND THEN TRANSLATED TO MEXICAN PESOS AT THE RATES OF EXCHANGES PREVAILING AT THE LATEST BALANCE SHEET DATE; (II) WHEN AN INVESTMENT IN A FOREING SUBSIDIARY HAS BEEN DESIGNATED AS AN ECONOMIC HEDGE OF A FOREIGN CURRENCY LIABILITY, ANY EXCHANGE DIFFERENCES ARISING FROM SUCH LIABILITY SHOULD BE RECORDED DIRECTLY IN STOCKHOLDERS' "EQUITY UNDER THE CAPTION "CUMULATIVE TRANSLATION ADJUSTMENT".

OTHER SIGNIFICANT ACCOUNTING POLICES, INCLUDING THE CONCEPTS, METHODS AND CRITERIA RELATIVE TO THE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION, ARE SUMMARIZED BELOW:

A. FOREIGN CURRENCY TRANSACTIONS

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES ARE STATED IN MEXICAN CURRENCY AT THE RATES OF EXCHANGE IN EFFECT AT THE BALANCE-SHEET DATE. EXCHANGE DIFFERENCES ARISING FROM CHANGES IN THE EXCHANGE RATES BETWEEN THE TRANSACTION AND SETTLEMENT DATES, OR THE BALANCE-SHEET DATE, ARE CHARGED OR CREDITED TO INCOME.

EXCHANGE DIFFERENCES ARISING FROM HEDGED LIABILITIES ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY.

B. TEMPORARY INVESTMENTS

THESE INVESTMENTS ARE STATED AT THEIR MARKET VALUE. DIFFERENCES ARISING BETWEEN THE AMOUNT AT THE INVESTMENT DATE AND BALANCE SHEET DATE ARE RECORDED IN COMPREHENSIVE FINANCING INCOME (COST).

C. INVENTORIES AND COST OF SALES

INVENTORIES ARE RESTATED ON THE BASIS OF ESTIMATED REPLACEMENT COST (LATEST PURCHASE PRICES AND PRODUCTION COSTS FOR THE PERIOD) OR BY APPLYING THE FIRST-IN, FIRST-OUT (FIFO) METHOD OF INVENTORY VALUATION. THE AMOUNTS SHOWN FOR INVENTORIES DO NOT EXCEED MARKET VALUE.

COST OF SALES IS PRESENTED ON THE BASIS OF THE ESTIMATED REPLACEMENT COSTS PREVAILING ON THE DATES WHEN THE SALES WERE EFFECTED.

D. INVESTMENT IN SHARES AND OTHER INVESTMENTS

IN THE INDIVIDUAL BALANCE SHEET OF THE PARENT COMPANY, THE INVESTMENT IN SUBSIDIARIES IS ACCOUNTED FOR BY THE EQUITY METHOD. IN ACCORDANCE WITH THIS METHOD, THE CARRYING AMOUNT OF THE INVESTMENT IS MODIFIED TO REFLECT CHANGES OCCURRING AFTER THE ACQUISITION DATE IN THE STOCKHOLDERS' EQUITY ACCOUNTS OF THE INVESTEES.

THE OTHER INVESTMENTS, WHICH ARE INDIVIDUALLY INSIGNIFICANT AND/OR REPRESENT LESS THAN 10% OF THE CAPITAL STOCK OF THE ISSUERS, ARE RESTATED BY APPLYING FACTORS DERIVED FROM THE NCPI TO THEIR ORIGINAL COST, LESS A VALUATION ALLOWANCE WHERE REQUIRED.

E. PROPERTY, PLANT, EQUIPMENT AND DEPRECIATION

THESE ASSETS ARE STATED AT COST RESTATED BY APPLYING FACTORS DERIVED FROM THE NCPI TO THE HISTORICAL COST, EXCEPT FOR MACHINERY AND EQUIPMENT OF FOREIGN ORIGIN OWNED BY THE MEXICAN SUBSIDIARIES, WHICH ARE STATED AT COST RESTATED BY APPLYING FACTORS DERIVED FROM THE GENERAL INFATION INDEX OF THE COUNTRY OF ORIGIN TO THE CORRESPONDING FOREIGN CURRENCY AMOUNTS AND TRANSLATING THOSE AMOUNTS TO PESOS AT THE EXCHANGE RATE PREVAILING AT THE BALANCE SHEET DATE.

DEPRECIATION IS CALCULATED BY THE STRAIGHT-LINE METHOD BASED ON THE ESTIMATED USEFUL LIVES OF THE ASSETS.

THE COMPREHENSIVE FINANCIAL COST ARISING FROM LIABILITIES CONTRACTED TO FINANCE CONSTRUCTION IN PROCESS IS CAPITALIZED AS PART OF THESE ASSETS UNTIL THEY BEGIN THEIR NORMAL OPERATIONS.

F. ACQUISITIONS AND INTANGIBLE ASSETS

UNDERLYING ASSETS AND LIABILITIES OF ACQUIRED COMPANIES ARE RECORDED AT FAIR MARKET VALUES AND ANY EXCESS PURCHASE PRICE IS RECORDED AS "GOODWILL". GOODWILL IS INDEXED BY APPLYING FACTORS DERIVED FROM THE NCPI TO THE ORIGINAL COST. AMORTIZATION IS CALCULATED AT AN ANNUAL RATE OF 5%.

THE INTANGIBLE ASSETS REPRESENT BASICALLY THE COST THE PATENTS AND TRADEMARKS, EXPENSES INDENTIFIED WITH THE ACQUISITION OF SUBSIDIARIES, COSTS RELATIVE TO THE DEVELOPMENT AND INSTALLATION OF INTEGRATED SOFTWARE, ETC. AND ARE AMORTIZED IN PERIODS OF 10 TO 20 YEARS.

G. SEVERANCE COMPENSATION

SENIORITY PREMIUMS TO WHICH EMPLOYEES OF MEXICAN SUBSIDIARIES ARE ENTITLED UPON TERMINATION OF EMPLOYMENT AFTER 15 YEARS OF SERVICE ARE RECOGNIZED AS EXPENSES OF THE YEARS IN WHICH THE SERVICES ARE RENDERED THROUGH TRUST FUNDS AND LIABILITY PROVISIONS, BASED ON ANNUAL ACTUARIAL STUDIES MADE BY INDEPENDENT EXPERTS. OTHER COMPENSATION BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, IS CHARGED TO INCOME IN THE YEAR IN WHICH IT BECOMES PAYABLE.

SCA AND FOREIGN SUBSIDIARIES HAVE RECORDED LIABILITIES FOR RETIREMENT AND OTHER SEVERANCE COMPENSATION.

H. DERIVATIVE FINANCIAL INSTRUMENTS

CONTRACTUAL RIGHTS AND OBLIGATIONS FROM DERIVATIVE FINANCIAL INSTRUMENTS ARE INCLUDED IN THE BALANCE SHEET. ASSETS COMPRISE MAINLY PREMIUMS AND COMMISSIONS PAID ON OPERTATIONS AND ARE AMORTIZED BY THE STRAIGHT-LINE METHOD, IN ACCORDANCE WITH THE TERMS OF THE RELATED AGREEMENT, AFFECTING INCOME FOR THE PERIOD.

IN THE CASE OF OPERATIONS ARISING FROM DERIVATIVE FINANCIAL INSTRUMENTS REFERENCED TO THE VALUE OF SAVIA'S OWN SHARES, THE DIFFERENCES BETWEEN THE FAIR VALUE AND THE AQUISITION COST (INCLUDING PURCHASE EXPENSES AND PREMIUMS OR DISCOUNTS), AS WELL AS GAINS AND LOSSES INCURRED, ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY.

I. COMPREHENSIVE FINANCING (EXPENSE) INCOME

THIS ITEM IS DETERMINED BY GROUPING IN THE STATEMENT OF INCOME ALL INTEREST AND OTHER FINANCIAL INCOME AND EXPENSE, EXCHANGE GAINS AND LOSES, AND THE GAIN OR LOSS ON MONETARY POSITION.

THE GAIN OR LOSS ON MONETARY POSITION REPRESENTS THE EFFECT OF INFLATION, AS MEASURED BY THE NCPI, ON THE COMPANY'S AVERAGE MONTHLY NET MONETARY ASSETS OR LIABILITIES DURING THE YEAR.

J. INCOME TAX AND EMPLOYEES' PROFIT SHARING

SAVIA AND EMPAQ AND THEIR RESPECTIVE SUBSIDIARIES CONSOLIDATE THEIR INCOME FOR TAX PURPOSES. THE COMPANIES IN THE INSURANCE SEGMENT CALCULATE THEIR TAXES INDIVIDUALLY.

UP TO 1999 INCOME TAX AND EMPLOYEES' PROFIT SHARING HAVE BEEN RECORDED USING INTERPERIOD ALLOCATION PROCEDURES UNDER THE PARTIAL LIABILITY METHOD. UNDER THIS METHOD THE EFFECT ON INCOME TAX AND PROFIT SHARING OF NONRECURRING TIMING DIFFERENCES BETWEEN TAXABLE INCOME AND FINANCIAL PRETAX INCOME WHICH ARE EXPECTED TO REVERSE IN AN IDENTIFIABLE TIME PERIOD IS RECORED AS DEFERRED INCOME TAX AND DEFERRED EMPLOYESS' PROFIT SHARING.

FROM JANUARY 1, 2000 ONWARDS THE COMPANY WILL ADOPT THE STANDARDS CONTAINED IN STATEMENT D-4 REVISED, "ACCOUNTING FOR INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING". THE ADOPTION OF THIS STATEMENT WILL REPRESENT A SIGNIFICANT CHANGE IN THE ACCOUNTING FOR INCOME TAX, IN THAT IF REPLACES THE PARTIAL LIABILITY METHOD APPLIED AT DECEMBER 31, 1999 BY THE COMPREHENSIVE ASSET AND LIABILITY METHOD. THE NEW METHOD OF ACCOUNTING WILL REQUIRE RECOGNITION OF DEFERRED TAX ASSETS AND LIABILITIES FOR THE FUTURE TAX CONSEQUENCES ATTRIBUTABLE TO DIFFERENCES BETWEEN THE FINANCIAL STATEMENT CARRYING AMOUNTS OF ALL ASSETS AND LIABILITIES AND THEIR RESPECTIVE TAX BASES.

IN ACCORDANCE WITH THIS STATEMENT, THE ACCUMULATED EFFECT OF ITS ADOPTION AS OF JANUARY 1,2000 WILL BE CHARGED DIRECTLY TO STOCKHOLDERS' EQUITY. THE DEFERRED INCOME TAX ARISING FROM DIFFERENCES BETWEEN THE FINANCIAL STATEMENT CARRYING AMOUNTS OF ASSETS AND LIABILITIES AND THEIR RESPECTIVE TAX BASES OCURRING FROM JANUARY 1, 2000 ONWARDS WILL BASICALLY AFFECT THE INCOME OF EACH YEAR.

K. EARNINGS PER SHARE

EARNING PER SHARE COMPUTATIONS ARE BASED ON THE NET INCOME ATTRIBUTABLE TO THE MAJORITY INTEREST DIVIDED BY THE WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR.

L. CHANGES IN ACCOUNTING PRACTICES

IN AUGUST 2000, THE MIPA ISSUED STATEMENT B-4 "COMPREHENSIVE INCOME", EFFECTIVE FROM JANUARY 1, 2001 ONWARDS. THIS STATEMENT ESTABLISHES NEW GUIDELINES FOR REPORTING AND PRESENTING COMPREHENSIVE INCOME AND ITS COMPONENTS. IN ACCORDANCE WITH THIS STATEMENT, COMPREHENSIVE INCOME WILL INCLUDE THE NET INCOME FOR THE YEAR AND OTHER ITEMS THAT IN ACCORDANCE WITH OTHER STATEMENTS SHOULD BE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY AND ARE NOT CAPITAL CONTRIBUTIONS, REDUCTIONS OR CAPITAL DISTRIBUTIONS.

AS FROM JANUARY 1, 2001 STATEMENT C-2 "FINANCIAL INSTRUMENTS" ISSUED BY THE MIPA BECAME EFFECTIVE. UNDER THE PROVISIONS OF THIS STATEMENT, ALL DERIVATIVES ARE REQUIRED TO BE RECOGNIZED IN THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES AND MEASURED AT FAIR MARKET VALUE.

INVENTORIES:

CONSOLIDATED INVENTORIES WERE MADE UP AS FOLLOWS:

SEEDS	$ 2,715,561
DIRECT MATERIALS	73,749
WORK IN PROCESS	495,249
FINISHED PRODUCTS	1,521,116
SPARE PARTS AND OTHER	276,495
	$ 5,082,170

PROPERTY, PLANT AND EQUIPMENT:

THE CONSOLIDATED CAPTION COMPRISED THE FOLLOWING:

LAND	$ 1,627,982
BUILDINGS	4,753,249
MACHINERY AND EQUIPMENT	2,971,981
OFFICE EQUIPMENT	943,886
TRANSPORT EQUIPMENT	288,505
COMPUTER EQUIPMENT	288,374
CONSTRUCTIONS IN PROCESS	64,390
	$ 10,938,367
LESS-ACCUMULATED DEPRECIATION	2,538,563
	$ 8,399,804

DEPRECIATION CHARGED TO INCOME REPRESENTED APPROXIMATE AVERAGE ANNUAL RATES OF 5% FOR BUILDINGS AND 6% FOR MACHINERY AND EQUIPMENT.

CURRENT LIABILITIES:

UNSECURED BANK LOANS AND CURRENTS PORTION OF LONG-TERM DEBT	$ 9,075,105
STOCK LOANS AND CURRENT PORTION OF LONG TERM STOCK LOANS	55,828
NOTES PAYABLE	754,787
SUPPLIERS	544,201
ACCOUNTS PAYABLE	3,732,758
WORKERS' PROFIT SHARING PAYABLE	35,439
UNEARNED PREMIUMS RESERVE	8,310,510
CONTRACTUAL OBLIGATIONS RESERVES	7,426,661
INSURANCE AGENTS AND OTHERS	2,359,240
REBONDERS	1,742,605
	$ 34,037,134

LONG-TERM DEBT:

SYNDICATED BANK LOAN, U.S. $317.9 MILLION, DUE FROM 2002 THROUGH 2004	$	3,026,977
FLOATING RATE NOTES, US$ 500.0 MILLION, DUE 2006		4,760,150
OTHER LOANS		1,713,307
	$	9,500,434
LESS-CURRENT PORTION		7,806,156
LONG - TERM DEBT	$	1,694,278

OTHER LIABILITIES:

UNEARNED PREMIUMS RESERVES	$	4,610,840
ACCRUED PENSION AND SENIORITY PREMIUM COST		1,102,273
	$	5,713,113

DEFERRED TAXES:

AS OF MARCH 31, 2001 SAVIA RECOGNIZED A CONSOLIDATED DEFERRED INCOME TAX LIABILITY OF $ 161,114 (THOUSANDS OF PESOS). AND A CONSOLIDATED PAYABLE INCOME TAX OF $ 1,534,134 (THOUSANDS OF PESOS)

STOCKHOLDERS EQUITY:

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

NOMINAL CAPITAL STOCK	$ 7,125
RESTATEMENT OF CAPITAL STOCK	1,458,921
RETAINED EARNINGS	5,343,487
RESTATEMENT OF RETAINED EARNINGS	5,955,617
LEGAL RESERVE	1,419
RESTATEMENT OF LEGAL RESERVE	291,648
REPURCHASE FUND OF SHARES	972,603
RESTATEMENT OF REPURCHASE FUND OF SHARES	1,379,264
GAIN FROM RESALE OF OWN SHARES	73,559
RESTATEMENT OF GAIN FROM RESALE OF OWN SHARES	18,310
PREMIUM SALE OF SHARES	1,536,272
RESTATEMENT OF PREMIUM ON SALE OF SHARES	903,079
NET (LOSS)INCOME FOR THE YEAR	(148,844)
CUMULATIVE TRANSLATION ADJUSTMENT	(1,020,309)
DEFERRED INCOME TAX EFFECT	(1,070,680)
DEFICIT ON RESTATEMENT OF CAPITAL	(5,941,872)
TOTAL MAJORITY INTEREST	9,759,599
MINORITARY INTEREST	7,842,204
TOTAL STOCKHOLDERS' EQUITY	$17,601,803

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**
SAVIA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 EMPAQUES PONDEROSA, S.A. DE C.V.	PROD. CARTONCILLO FLEX., ALUM. E IMPRES	356,071,032	71.96	1,054,545	1,981,343
2 SEMINIS, INC.	PROD. DE SEMILL. PARA FRUT. Y HORT.	40,615,619	67.89	2,558,183	2,092,994
3 BIONOVA, S.A. DE C.V.	INV. EN SUBS. DE AGROBIOTECNOLOGIA	1,337,057,183	100.00	1,335,285	610,562
4 DESARROLLO INMOBILIARIO OMEGA, S.A. DE C.V.	CONSTRUCC. Y VENTA DE INMUEBLES	358,274,564	100.00	443,137	1,274,805
5 DESARROLLO FORESTAL, S.A. DE C.V.	EXPLOTACION DE VIVEROS FORESTALES	214,733,273	100.00	227,561	333,473
6 AGROMOD, S.A. DE C.V.	SIEMBRA Y CULTIVO FRUTAS Y HORTALIZAS	40,389,740	100.00	418,505	337,111
7 A.G. BIOTECH	INV. CIAS. INVEST. Y DES. EN BIOTECNOL.	484,848	100.00	42,493	42,848
8 PUBLIPROMO, S.A. DE C.V.	EVENTOS CULTURALES Y DEPORTIVOS	382,250,000	100.00	382,250	289,217
9 OPERADORA DE HARINAS DEL NORTE, S.A. DE C.V.	ELAB. Y VTA. DE PASTELES Y REPOSTERIA	49,988,000	100.00	44,473	65,863
10 AGROSERVICIOS MEGA, S.A. DE C.V.	COMERCIALIZ. DE FERT. AGROQ. Y EQ. AGRI	4,314,100	100.00	215,659	15,376
11 ELOCANSA, S.A. DE C.V.	INVERSION,ADQUISIC. Y ENAJENAC. DE ACC.	3,109,031,167	99.75	4,428	707,845
12 IND. DE ALIMENTOS CONG. Y DESH., S.A. DE C.V.	SERVICIOS DE RESTAURANTES	24,876,000	100.00	23,596	11,867
13 DISTRIBUCIONES ILIMITADAS, S.A. DE C.V.	ELABORACION Y VTA DE PASTELES Y REPOST.	10,872,000	100.00	10,839	(12,291)
14 OPERADORA DE REST. GALERIA, S.A. DE C.V.	SERVICIOS DE RESTAURANTES	4,501,000	100.00	4,123	1,426
15 PROMOCION Y DIST. COMERCIAL, S.A. DE C.V.	SERVICIOS DE ASESORIA ADMINISTRATIVA	1,358,380,000	100.00	154,865	(114,686)
16 SERVASA, S.A. DE C.V.	SERVICIOS DE ASESORIA ADMINISTRATIVA	614,835	100.00	543,345	300,816
17 VALORES CONSOLIDADOS, S.A. DE C.V.	INVERSION,ADQUISIC. Y ENAJENAC. DE ACC.	159,736,139	51.00	622,901	1,769,747
18 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	(55,641)
TOTAL INVESTMENT IN SUBSIDIARIES				**8,086,188**	**9,652,675**
ASSOCIATEDS					
1 OTRAS ASOCIADAS (4) (No. DE ASOC.:)		1	0.00	0	756,919
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**756,919**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**10,409,594**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **SAVIA** QUARTER: **1** YEAR: **2001**
SAVIA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,719,732	869,429	1,850,303	2,033,517	333,469	3,550,351
MACHINERY	1,894,846	266,595	1,628,251	1,077,135	546,107	2,159,279
TRANSPORT EQUIPMENT	217,637	97,627	120,010	70,868	57,028	133,850
OFFICE EQUIPMENT	716,626	120,971	595,655	227,260	105,970	716,945
COMPUTER EQUIPMENT	233,599	101,165	132,434	54,775	40,202	147,007
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**5,782,440**	**1,455,787**	**4,326,653**	**3,463,555**	**1,082,776**	**6,707,432**
NOT DEPRECIATION ASSETS						
GROUNDS	975,185	0	975,185	652,797	0	1,627,982
CONSTRUCTIONS IN PROCESS	64,390	0	64,390	0	0	64,390
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**1,039,575**	**0**	**1,039,575**	**652,797**	**0**	**1,692,372**
TOTAL	**6,822,015**	**1,455,787**	**5,366,228**	**4,116,352**	**1,082,776**	**8,399,804**

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
rabobank ned/vtas exp	14/03/2001	7.00	0	0	0	0	0	0	0	0	38,081	0	0	0	0	0
citibank/ exportacion	02/09/2001	8.00	0	0	9,520	0	0	0	0	0	0	0	0	0	0	0
citibank/ exportacion	02/09/2001	8.00	0	0	9,520	0	0	0	0	0	0	0	0	0	0	0
santander/vtas exp	28/03/2001	7.00	0	0	45,220	0	0	0	0	0	0	0	0	0	0	0
citibank/ exportacion	02/09/2001	7.00	0	0	9,520	0	0	0	0	0	0	0	0	0	0	0
otros	03/01/2001	0.00	0	0	0	0	0	0	0	0	0	0	10,105	0	0	0
californiacomerce/puente	10/05/2000	9.00	0	0	190,406	0	0	0	0	0	0	0	0	0	0	0
bancomext/vtasindirectas	20/02/2001	7.00	0	0	19,715	0	0	0	0	0	0	0	0	0	0	0
bancomext/vtasindirectas	03/08/2001	7.00	0	0	22,415	0	0	0	0	0	0	0	0	0	0	0
UNSECURED DEBT																
BANORTE S.A.	23/03/2001	9.00	0	0	1,101	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	03/08/2001	9.00	0	0	6	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	17/01/2001	9.00	0	0	32	0	0	0	0	0	0	0	0	0	0	0
BANREGIO S.A.	28/03/2001	9.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK S.A.	19/12/2000	19.00	1,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK S.A.	30/01/2001	19.00	33	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK S.A.	01/11/2001	19.00	122	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	22/03/2001	9.00	0	0	13	0	0	0	0	0	0	0	0	0	0	0
CITIBANK S.A.	30/01/2001	19.00	4,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK S.A.	19/12/2000	19.00	253	0	0	0	0	0	0	0	0	0	0	0	0	0
INVERLAT S.A.	19/12/2001	2.00	0	0	0	0	0	0	167,011	0	0	0	0	0	0	0
CITIBANK S.A.	23/03/2001	8.00	0	0	2,183	0	0	0	0	0	0	0	0	0	0	0
BANCO DE MEXICO	23/03/2002	8.00	0	311,450	0	0	50,000	0	0	0	0	0	0	0	0	0
CITIBANK S.A.	01/01/2001	18.00	20,312	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	03/01/2001	19.00	31,510	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	03/08/2001	9.00	0	0	949	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	30/01/2001	9.00	0	0	285	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	17/01/2001	9.00	0	0	1,709	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	23/03/2001	9.00	0	0	2	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
BANORTE S.A.	30/01/2001	9.00	0	0	4	0	0	0	0	0	0	0	0	0	0	0
BANREGIO S.A.	03/09/2001	9.00	0	0	2,183	0	0	0	0	0	0	0	0	0	0	0
BANREGIO S.A.	03/09/2001	9.00	0	0	13	0	0	0	0	0	0	0	0	0	0	0
CITIBANK S.A.	30/01/2001	19.00	1,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK S.A.	19/12/2001	19.00	4,760	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK S.A.	01/11/2001	19.00	4,600	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK S.A.	30/01/2001	19.00	242	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK S.A.	19/12/2000	19.00	261	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK S.A.	19/12/2000	19.00	245	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	22/03/2001	9.00	0	0	5,364	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	13/12/2000	10.00	0	0	475	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	13/12/2000	10.00	0	0	14	0	0	0	0	0	0	0	0	0	0	0
BANREGIO S.A.	28/03/2001	9.00	0	0	475	0	0	0	0	0	0	0	0	0	0	0
CITIBANK S.A.	19/12/2000	19.00	4,900	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK S.A.	01/11/2001	19.00	2,900	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK S.A.	01/11/2001	19.00	42	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK S.A.	23/03/2001	8.00	0	0	5	0	0	0	0	0	0	0	0	0	0	0
Harris Trust and Savings Ban	06/01/1996	9.50	0	0	0	0	0	0	0	0	0	3,001,940	0	0	0	0
Korean bank loans	08/01/1996	9.20	0	0	0	0	0	0	0	0	0	419	419	419	314	0
Korean government loans	01/01/1996	5.00	0	0	0	0	0	0	0	0	0	3,694	3,799	4,132	2,675	6,436
India bank loans	01/01/1998	9.00	0	0	0	0	0	0	0	0	5,988	133	76	0	0	0
Italian short-term borrowing	08/01/1996	7.50	0	0	0	0	0	0	0	0	52,019	0	0	0	0	0
Italian government research	06/01/1996	3.70	0	0	0	0	0	0	0	0	0	2,152	2,237	1,142	0	0
Loan payable to U.S. citizen	06/01/1995	13.00	0	0	0	0	0	0	0	0	0	1,114	1,266	1,438	1,628	2,866
Spanish short-term borrowing	08/01/1998	5.59	0	0	0	0	0	0	0	0	32,417	0	0	0	0	0
Spanish government research	11/01/1989	2.46	0	0	0	0	0	0	0	0	0	2,161	1,599	714	714	1,552
France credit line	06/01/1999	3.60	0	0	0	0	0	0	0	0	0	305	305	305	305	371
UK short-term borrowings	06/01/1999	7.50	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Japanese bank loan	11/01/1996	2.95	0	0	0	0	0	0	0	0	1,571	1,181	1,181	1,333	1,485	2,532
Chilean short-term borrowing	07/01/1998	7.00	0	0	0	0	0	0	0	0	92,242	0	0	0	0	0

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
Peruvian bank loan	09/01/1997	9.00	0	0	0	0	0	0	0	0	1,476	0	8,930	0	0	0
General Electric Capital (U.	01/01/1998	7.50	0	0	0	0	0	0	0	0	0	1,304	1,504	1,514	1,637	4,494
General Electric Capital (U.	03/01/2000	8.30	0	0	0	0	0	0	0	0	0	16,765	16,765	16,765	16,765	85,207
Capital lease obligation pay	12/01/1991	7.60	0	0	0	0	0	0	0	0	0	619	819	895	971	2,685
Capital lease obligation pay	12/01/1992	7.50	0	0	0	0	0	0	0	0	0	562	0	0	0	0
Other bank borrowings all fo			0	0	0	0	0	0	0	0	110,502	4,132	190	152	276	1,085
WITH WARRANTY																
rabobank ned/refaccionario	01/10/1997	6.00	0	0	0	0	0	0	0	0	1,152	1,152	0	0	0	0
rabobank ned/refaccionario	31/01/1997	6.00	0	0	0	0	0	0	0	0	1,640	1,640	0	0	0	0
rabobank ned/refaccionario	19/04/1997	7.00	0	0	0	0	0	0	0	0	3,370	0	1,685	0	0	0
rabobank ned/refaccionario	15/05/1997	6.00	0	0	0	0	0	0	0	0	285	285	0	0	0	0
Bansi	22/12/2000	22.00	0	0	0	5,000	0	0	0	0	0	0	0	0	0	0
Standard Chartered	08/01/2000	11.00	0	0	0	0	0	0	0	0	0	47,602	0	0	0	0
Northwest Bank	10/01/2000	10.00	0	0	0	0	0	0	0	0	0	38,236	0	0	0	0
Standard Chartered	14/08/2000	10.62	0	0	0	0	0	0	0	0	0	47,602	0	0	0	0
Bansi	30/11/2000	22.00	0	0	0	10,000	0	0	0	0	0	0	0	0	0	0
Northwest Bank	08/01/2000	10.00	0	0	0	0	0	0	0	0	0	8,092	0	0	0	0
BBVA	28/02/2001	10.00	0	0	238,008	0	0	0	0	0	0	0	0	0	0	0
Banamex	26/01/2001	12.00	0	0	142,805	0	0	0	0	0	0	0	0	0	0	0
ing baring	13/04/2000	10.00	0	0	0	0	0	0	0	0	4,760,150	0	0	0	0	0
TOTAL BANKS			76,180	311,450	701,942	15,000	50,000	0	167,011	0	5,100,893	3,181,090	50,880	28,809	26,770	107,228

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
STOCK EXCHANGE																
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
ing baring/pag med plzo	08/11/2000	9.00	0	223,756	0	0	0	0	0	0	0	0	0	0	0	0
ing baring/pag med plzo	08/11/2000	19.00	0	96,000	0	0	0	0	0	0	0	0	0	0	0	0
ARCOAM-P00	06/02/2000	19.00	0	200,000	0	0	0	0	0	0	0	0	0	0	0	0
ARCOAM-P00-2	15/12/2000	19.00	0	7,902	0	0	0	0	0	0	0	0	0	0	0	0
FCOAM-P99	13/09/2000	20.00	0	50,000	0	0	0	0	0	0	0	0	0	0	0	0
FCOAM-P00	15/11/2000	19.00	0	55,837	0	0	0	0	0	0	0	0	0	0	0	0
FCOAM-P98	14/04/2001	21.00	460	0	0	0	0	0	0	0	0	0	0	0	0	0
FCOAM-P99	13/09/1999	20.00	168	0	0	0	0	0	0	0	0	0	0	0	0	0
FCOAM-P01	03/08/2001	19.00	766	0	0	0	0	0	0	0	0	0	0	0	0	0
ARCOAM-P00-2	15/12/2000	19.00	0	132,832	0	0	0	0	0	0	0	0	0	0	0	0
FCOAM-P98	17/04/1998	21.00	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
FCOAM-P01	03/08/2001	19.00	0	60,000	0	0	0	0	0	0	0	0	0	0	0	0
FCOAM-P00	15/11/2000	19.00	4,434	0	0	0	0	0	0	0	0	0	0	0	0	0
ARCOAM-P00	06/02/2000	19.00	0	12,845	0	0	0	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
HICOAM P00	01/01/2001	0.00	0	95,027	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			55,828	934,199	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
COMPRA PROD TERMINADO	31/03/2001	0.00	69,810	0	0	0	0	0	0	0	0	0	0	0	0	0
bebidas mundiales	03/01/2001	0.00	52	0	0	0	0	0	0	0	0	0	0	0	0	0
gloria plascencia	03/01/2001	0.00	28	0	0	0	0	0	0	0	0	0	0	0	0	0
maria lucia de jesus	03/01/2001	0.00	68	0	0	0	0	0	0	0	0	0	0	0	0	0
pricewaterhousecoopers	03/01/2001	0.00	16	0	0	0	0	0	0	0	0	0	0	0	0	0
edmundo javier flores torres	03/01/2001	0.00	48	0	0	0	0	0	0	0	0	0	0	0	0	0
levadura azteca	03/01/2001	0.00	28	0	0	0	0	0	0	0	0	0	0	0	0	0
desarrollos agra	03/01/2001	0.00	273	0	0	0	0	0	0	0	0	0	0	0	0	0
erika maria ramos	03/01/2001	0.00	38	0	0	0	0	0	0	0	0	0	0	0	0	0
valores alimenticios	03/01/2001	0.00	125	0	0	0	0	0	0	0	0	0	0	0	0	0
nuces dulces y almendras	03/01/2001	0.00	148	0	0	0	0	0	0	0	0	0	0	0	0	0
productos rafher	03/01/2001	0.00	37	0	0	0	0	0	0	0	0	0	0	0	0	0
multiempaques del poniente	03/01/2001	0.00	38	0	0	0	0	0	0	0	0	0	0	0	0	0
gramex regiomontana	03/01/2001	0.00	23	0	0	0	0	0	0	0	0	0	0	0	0	0
agronutrientes del norte	03/01/2001	0.00	25	0	0	0	0	0	0	0	0	0	0	0	0	0
productos rich	03/01/2001	0.00	30	0	0	0	0	0	0	0	0	0	0	0	0	0
cia.azucarera del rio guayal	03/01/2001	0.00	23	0	0	0	0	0	0	0	0	0	0	0	0	0
poliflex	03/01/2001	0.00	44	0	0	0	0	0	0	0	0	0	0	0	0	0
impresos integrados del nort	03/01/2001	0.00	47	0	0	0	0	0	0	0	0	0	0	0	0	0
nestle de mexico	03/01/2001	0.00	28	0	0	0	0	0	0	0	0	0	0	0	0	0
sima impresores	03/01/2001	0.00	41	0	0	0	0	0	0	0	0	0	0	0	0	0
unilever de mexico	03/01/2001	0.00	149	0	0	0	0	0	0	0	0	0	0	0	0	0
distribuciones jose g. Lague	03/01/2001	0.00	30	0	0	0	0	0	0	0	0	0	0	0	0	0
roberto flores solis	03/01/2001	0.00	98	0	0	0	0	0	0	0	0	0	0	0	0	0
molinos del fenix	03/01/2001	0.00	101	0	0	0	0	0	0	0	0	0	0	0	0	0
proveedores	15/03/2001	0.00	84	0	0	0	0	0	0	0	0	0	0	0	0	0
proveedores	15/03/2001	0.00	1,946	0	0	0	0	0	0	0	0	0	0	0	0	0
Unired States			0	0	0	0	0	0	0	0	119,537	0	0	0	0	0
Asia			0	0	0	0	0	0	0	0	31,493	0	0	0	0	0

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
Holland			0	0	0	0	0	0	0	0	42,546	0	0	0	0	0
Europe			0	0	0	0	0	0	0	0	47,744	0	0	0	0	0
Varios			59,114	0	3,804	0	0	0	0	0	166,585	0	0	0	0	0
TOTAL SUPPLIERS			132,492	0	3,804	0	0	0	0	0	407,905	0	0	0	0	0
OTROS		0.00	15,757,661	7,977	7,860,532	0	9,809	0	0	0	743,807	0	145	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			15,757,661	7,977	7,860,532	0	9,809	0	0	0	743,807	0	145	0	0	0
			16,022,161	1,253,626	8,566,278	15,000	59,809	0	167,011	0	6,252,605	3,181,090	51,025	28,809	26,770	107,228

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**

SAVIA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	29,397	279,864	0	0	279,864
OTHER	67,049	638,310	0	0	638,310
TOTAL	**96,446**	**918,174**			**918,174**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	3,116	29,668	0	0	29,668
INVESTMENTS	772	7,354	0	0	7,354
OTHER	43,919	418,114	105	995	419,109
TOTAL	**47,807**	**455,136**	**105**	**995**	**456,131**
NET BALANCE	**48,639**	**463,038**	**(105)**	**(995)**	**462,043**
FOREING MONETARY POSITION					
TOTAL ASSETS	**1,027,960**	**9,786,492**	**57**	**545**	**9,787,037**
LIABILITIES POSITION	**1,938,544**	**18,455,519**	**11**	**106**	**18,455,625**
SHORT TERM LIABILITIES POSITION	1,892,258	18,014,867	11	106	18,014,973
LONG TERM LIABILITIES POSITION	46,286	440,652	0	0	440,652
NET BALANCE	**(910,584)**	**(8,669,027)**	**46**	**439**	**(8,668,588)**

NOTES

(1) EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION FUE DE $ 9.5203 PESOS POR DOLAR NORTEAMERICANO, PUBLICADO POR EL BANCO DE MEXICO EN EL DIARIO OFICIAL DE LA FEDERACION:

DOLAR CANADIENCE 6.0304
LIBRA ESTERLINA 13.5712
MARCO ALEMAN 4.2903
FRANCO SUIZO 5.4865

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**
SAVIA, S.A. DE C.V.

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

**CONSOLIDATED
Final Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	4,273,822	9,274,682	5,000,860	0.55	27,505
FEBRUARY	4,182,981	9,382,548	5,199,567	0.07	(3,640)
MARCH	4,165,262	9,498,887	5,333,625	0.63	33,602
ACTUALIZATION:	0	0	0	0.00	11,441
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	48,659
OTHER	0	0	0	0.00	0
TOTAL					**117,567**

NOTES

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**
SAVIA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**
SAVIA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
.	.	0	0
CARTONES PONDEROSA:	FABRICACION DE CARTONCILLO	200,000	95
ECOFIBRAS:	COMPRA VENTA FIBRA RECICLADA	0	0
SEMINIS, INC:.		0	0
- WARDEN, WASHINGTON	PROCESAMIENTO DE SEMILLAS DE VEGETALES	38,000	85
- GONZALEZ, CALIFORNIA	PROCESAMIENTO DE SEMILLAS DE VEGETALES	7,200	30
- FILER, IDAHO	PROCESAMIENTO DE SEMILLAS DE VEGETALES	35,000	70
- SAN QUINTIN, MEXICO	PROCESAMIENTO DE SEMILLAS DE VEGETALES	2,800	95
- SANTIAGO, CHILE	PROCESAMIENTO DE SEMILLAS DE VEGETALES	2,800	95
- ENKHVIZEN, THE NETHERLANDS	PRECESAMIENTO DE SEMILLAS DE VEGETALES	16,000	85
- NAMPA, IDAHO	PROCESAMIENTO DE SEMILLAS DE VEGETALES	18,000	85
OXNARD, CALIFORNIA	PROCESAMIENTO DE SEMILLAS VEGETALES	15,000	70
BIONOVA		0	0
- CULIACAN, SIN. (AGROB.)	PRODUCC. DE FRUTAS Y VEGETALES	1,425	75
- NOGALES, ARIZ. (RB PACKING)	COMERCIALIZ. DE PROD. FRESCOS	10,000,000	0
- GUAD. JAL. (INTERFRUVER)	COMERCIALIZ. DE PROD. FRESCOS	14,500,000	0
- MONTREAL, CAN. (PREMIER)	COMERCIALIZ. DE PROD. FRESCOS	2,700,000	0
- LOS ANGELES, CAL (TANIMURA)	COMERCIALIZ. DE PROD. FRESCOS	4,200,000	0
- SAN DIEGO, CAL (RB PACKING)	COMERCIALIZ. DE PROD. FRESCOS	3,800,000	0

NOTES

LA CAPACIDAD EN CARTONES PONDEROSA SE EXPRESA EN TONELADAS
LA CAPACIDAD EN SEMINIS REPRESENTA MILES DE LIBRAS PROCESADAS POR AÑO
LA CAPACIDAD EN BIONOVA HOLDING REPRESENTA CAJAS COMERCIALIZADAS POR AÑO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**
SAVIA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
EMPAQ:					
FIBRAS SECUNDARIA	ECOFIBRAS				26.64
	CEPASEL				0.72
QUIMICOS	ROHM AND HASS				7.35
	CIBA ESPECIALIDADES				2.42
	CORPORACION ATSA				1.28
	CHEMICALS				1.04
	HOPTON TECH DE MEX.				0.90
AGUA	COMISION NAC. DEL AGUA				2.02
GAS	PEMEX GAS Y PETR. BAS				10.18
CENT ESPIRALES	SMURFITCATON				1.00
MAT DE EMPAQUE	FABRICA				1.29
	MADERAS INDUSTRIALES				1.61
		FIBRA CELULOSA	BAHIA SUL	NO	2.01
			WEYERHOUSER		1.00
			MIDLAND RECYCLING		0.27
			ALLAN COMPANY		0.73
			BALCONES RECYCLING		0.85
ENERGIA ELECTRICA	COMISION FED. ELEC.				9.33
		CAOLINES	J.M. HUBER		0.81
SEMINIS					
	VARIOS PROVEEDORES	(NO MAYORES AL 1%	INDIVIDUALMENTE)		82.80
PRODUCTORES DE SEMILLAS	VANN BROTHERS, USA				3.00
	EMERALD FARMS, USA				4.10
	GRIFITH & PARKERS				4.40
	CENTRAL OREGON SEE				4.00
		PROD. DE SEMILLAS EXTRANJERAS	INDO AMERICAN, INDIA	NO	1.70

NOTES

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AGROTECNOLOGIA:							
- AGROSERVICIOS							
- AGROQUIMICOS			1,867,948	21,963		GRAMOXONE	
- FERTILIZANTES			14,724,815	32,846		CAPTAN	INGENIO PEDERNALE
- EQUIPO DE RIEGO			89,643	135		GRAMOCIL	PRODUCT. DE CAÑA
- SEMILLAS			68,931	2,241		PROWL	
- MAQ. Y EQUIPO			113,634	3,238			
- INVERNADEROS			62,554	447			
- OTROS				4,732			
AGROMOD:							
- PLANTULAS BANANO			48,000	185			
- PLANTULAS PAPAYA			17,717	51			
- PLANTULAS PIÑA			77,092	416			
- ANALISIS			712	273			
- MAT. BIOLOGICO			13,666	176			
- CHILE			953	8			
- TOMATE			728	7			
- MANGO ATAULFO			125	23			
- OTROS			12,151	242			
- FORRAJE			8,506	457			
EMPAQUES:							
- CARTONCILLO	44,636	213,642	34,160	260,353			
SEG. COM. AMERICA:							
- SEG. ACCIDENTES			40	886,544			
- SEGUROS DE VIDA			32	809,327		COMERCIAL AMERICA	
- SEGUROS DE DAÑOS			559	3,339,277			
- FIANZAS			9	67,530			
- PENSIONES				250,576			
- OTROS				118,021			
OTROS NEGOCIOS:				39,366			
TOTAL		213,642		5,838,434			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**
SAVIA, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AGROTECNOLOGIA							
SEMINIS, INC.:							
- SEMILLAS TOMATE			56	218,722	EEUU	ASGROW	AMC
-SEMILLAS PIMIENTO			28	127,563	EUROPA	BRUINSMA	UNIFERT
- SEMILLA PEPINO			198	146,258		GENECORP	TSL SEED
- SEMILLAS MELON			34	77,717		PETOSEED	KEITHLY WILLIAMS
- SEMILLAS SANDIA			84	48,516		ROYAL SLUIS	BOLTHOUSE
-SEMILLAS CALABAZA			118	61,090			
- SEMILLAS BROCOLI			8	31,541			
-SEMILLAS COLIFLOR			14	39,761			
- SEMILLAS DE COL			19	20,071			
- SEMILLAS LECHUGA			24	41,940			
-SEMILLAS ESPINACA			273	39,283			
-SEMILLAS ZANAHORIA			266	43,679			
- SEMILLAS CEBOLLA			116	83,788			
-SEMILLAS CHICHARO			7,102	83,765			
- SEMILLAS FRIJOL			2,561	94,615			
- SEMILLAS MAIZ			247	27,431			
- OTRAS SEMILLAS			401	151,029			
- OTROS PRODUCTOS				108,794			
DNAP:							
-TOMATE BOLA			1,333,000	157,629	EEUU	PREMIER	
- TOMATE INVERN.			120,000	8,849	CANADA	MASTER TOUCH	
-TOMATE ROMA			415,000	49,045			
-TOMATE CHERRY			9,000	1,227			
-TOMATE UVA			116,000	17,388			
-CHILE MORRON VERDE			463,000	117,450			
-CHILLE MORR COLOR			425,000	90,140			
-HOT PAPPER			11,000	1,382			
-CEBOLLA			10,000	1,661			
-PEPINO			138,000	22,683			
-CALABAZA			111,000	13,166			
-BERENJENA			5,000	1,009			
-SANDIA			22,000	5,030			
-MELON			31,000	23,645			
-MANZANA			20,000	5,248			
-UVA			62,000	13,197			
-MANGO			15,000	1,180			
-PAPAYA			4,000	590			
-FRESAS			29,000	4,285			
-OTROS			479,364	95,935			
AGROMOD:							
-PLANTULAS VARIAS			129,882	60	HOLANDA	CORDILINEA	PHOTOS PLANT, B.V.
EMPAQUES:							
- RECUBRIMIENTOS			10,068	56,518	EEUUA		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
- RECUBRIMIENTOS			249	1,571	GUATEMALA		
- RECUBRIMIENTOS			146	755	ARGENTINA		
- RECUBRIMIENTOS			172	1,028	PERU		
- RECUBRIMIENTOS			78	454	EL SALVADOR		
- RECUBRIMIENTOS			21	169	COSTA RICA		
TOTAL				2,136,857			

NOTES

EN EMPAQUES, EL VOLUMEN REPRESENTA MILES DE UNIDADES.
EN SEMINIS, EL VOLUMEN REPRESENTA MILES DE KILOGRAMOS EN SEMILLAS.
EN AGROMOD, EL VOLUMEN REPRESENTA NUMERO DE PLANTULAS.
EN DNAP EL VOLUMEN REPRESENTA MILES DE CAJAS.

STOCK EXCHANGE CO SAVIA
SAVIA, S.A. DE C.V.

QUARTER: 1 YEAR: 2001

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 4,341,340

Number of shares Outstanding at the Date of the NFEA: — 462,067,659
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2001 — 4,389,963

Number of shares Outstanding at the Date of the NFEA: — 462,067,659
(Units)

STOCK EXCHANGE CO **SAVIA** QUARTER: **4** YEAR: **1997**

SAVIA, S.A. DE C.V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	462,067,659

STOCK EXCHANGE CO SAVIA

RAZON SOCIAL: **SAVIA, S.A. DE C.V.**

QUARTER: 1 YEAR: 2001

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 462,067,659

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 462,067,659

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 462,067,659

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**
SAVIA, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		1	462,067,659			462,067,659	7,125	
TOTAL			**462,067,659**	**0**	**0**	**462,067,659**	**7,125**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
462,067,659
SHARES PROPORTION BY :

CPO'S : 4
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	8,525,275	43.26750	43.15000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SAVIA FECHA: 22/07/200 14:24

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	SAVIA, S.A. DE C.V.
DO MICILIO:	BATALLON DE SAN PATRICIO 111 TORRE COMERCIAL AMER
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA ,NL
TELEFONO:	399-08-30
FAX:	399-08-57
AUTOMATICO:	X
E-MAIL:	fjgarza@savia.com.mx.
DIRECCION DE INTERNET	www.savia.com.mx.

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	SAV7309127X5
DOMICILIO	BATALLON DE SAN PATRICIO 111
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA. ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	BATALLON DE SAN PATRICIO 111 PISO 4 TORRE COMERCIA
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA ,NL
TELEFONO:	399-08-71
FAX:	399-08-57

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING. ALFONSO ROMO GARZA
DOMICILIO:	AV. ROBLE 300 EDIFICIO TORREALTA
COLONIA:	VALLE DEL CAMPESTRE
C. POSTAL:	66265
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	CONM. 399-56-00 Y DCTO. 356-70-32
FAX:	356-73-96
E-MAIL:	xxx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	XXX
NOMBRE:	XXX XXX XXX XXX
DOMICILIO:	XXX
COLONIA:	XXX
C. POSTAL:	999
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SAVIA FECHA: 22/07/200 14:24

TELEFONO:	XXX
FAX:	XXX
E-MAIL:	XXX

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE PLANEACION Y FINANZAS
NOMBRE:	LIC. RUBEN MARTINEZ DONDE
DOMICILIO:	AV. ROBLE 300
COLONIA:	VALLE DEL CAMPESTRE
C. POSTAL:	66265
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	DIRECTO 356-71-52 Y CONM. 399-56-00
FAX:	335-69-93
E-MAIL:	XXX

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	BATALLON DE SAN PATRICIO # 111 EDIFICIO TORRE COMER
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-08-71
FAX:	399-08-57
E-MAIL:	fjgarza@savia.com.mx.

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE PLANEACION Y FINANZAS
NOMBRE:	LIC. RUBEN MARTINEZ DONDE
DOMICILIO:	AV. ROBLE 300 EDIFICIO TORREALTA
COLONIA:	VALLE DEL CAMPESTRE
C. POSTAL:	66265
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	DIRECTO 356-71-52 Y CONM. 399-56-00
FAX:	335-69-93
E-MAIL:	XXX

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JOSE LUIS MARTINEZ GONZALEZ
DOMICILIO:	AV. ROBLE 300
COLONIA:	VALLE DEL CAMPESTRE
C. POSTAL:	66265
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-56-00
FAX:	399-56-29
E-MAIL:	XXX

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JOSE LUIS MARTINEZ GONZALEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SAVIA **FECHA:** 22/07/200 14:24

DOMICILIO:	AV. ROBLE 300 EDIFICIO TORREALTA
COLONIA:	VALLE DEL CAMPESTRE
C. POSTAL:	66265
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-56-00
FAX:	399-56-29
E-MAIL:	XXX

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE TESORERIA
NOMBRE:	C.P. ENRIQUE OSORIO LOPEZ
DOMICILIO:	BATALLON DE SAN PATRICIO 111 PISO 4 TORRE COMERCIA
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-08-60 Y 399-08-53
FAX:	399-08-58
E-MAIL:	XXX

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	BATALLON DE SAN PATRICIO 111 PISO 4 TORRE COMERCIA
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-08-71 Y 399-08-69
FAX:	399-08-57
E-MAIL:	fjgarza@savia.com.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	BATALLON DE SAN PATRICIO 111 PISO 4 TORRE COMERCIA
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-08-71 Y 399-08-69
FAX:	399-08-57
E-MAIL:	fjgarza@savia.com.mx.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2001**
SAVIA, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **MARCH** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. RUBEN MARTINEZ DONDE
ATTORNEY IN FACT

C.P. FRANCISCO GARZA BARBOSA
ATTORNEY IN FACT

SAN PEDRO GARZA GARCIA, NL, AT JULY 22 OF 2001